Exhibit 99.1

Cellectis Enters Lease Agreement to Build Manufacturing Facility, Advancing Towards Commercialization of its UCART Portfolio

NEW YORK--(BUSINESS WIRE)--March 7, 2019--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced that it has entered into a lease agreement to build an 82,000 square foot commercial-scale manufacturing facility named IMPACT (Innovative Manufacturing Plant for Allogeneic Cellular Therapies) in Raleigh, North Carolina, for clinical and commercial production of Cellectis’ leading allogeneic UCART products. In addition, Cellectis started building a 14,000 square foot manufacturing facility in Paris, France named SMART (Starting Material Realization for CAR-T products) to produce Cellectis’ critical starting material supply for UCART clinical studies and commercial products.

These new manufacturing plants will allow GMP manufacturing for both clinical supplies and commercial products according to the Food and Drug Administration (FDA) and European Medicines Agency (EMA) guidelines, and will be fully equipped to support a potential regulatory approval.

“As announced in 2018, we are entering an exciting phase for Cellectis, internalizing manufacturing capabilities and capacity. We have perfected our manufacturing process throughout the past years and successfully produced several GMP campaigns at our CMOs, which have been and will remain key partners,” said Dr. André Choulika, Chairman and CEO of Cellectis. “Now is the right time to create our own supply competencies. By combining the state-of-the-art capabilities that IMPACT and SMART plants will provide, Cellectis will gain autonomy, control and expertise in manufacturing operations, allowing us to continue to build competitive advantage and remain the leader in our field.”

Cellectis’ leading allogeneic approach begins with harvesting T-cells from healthy donors. These T-cells are then edited using the Company’s proprietary cutting-edge, gene-editing technology, TALEN®, to develop engineered T-cells that express a Chimeric Antigen Receptor (CAR). The engineered T-cells can recognize specific proteins or antigens that are present on the surface of target cancer cells and eliminate them, without being rejected by the body. Once engineered, our UCART products are cryopreserved and ready to be shipped to hospitals across all geographies.

Cellectis currently manufactures its allogeneic UCART clinical trial supply and starting materials through contract manufacturing organizations (CMO). These CMOs will continue to be strategic business partners, complementing IMPACT and SMART plants in assuring a robust supply chain for the manufacture of Cellectis’ allogeneic UCART therapies.

The SMART facility is co-located with the Cellectis headquarters in Paris, France. The engineering team of Laporte Euro is assisting for the design and construction.

The IMPACT facility is part of the Sumner Business Park located at 2500 Sumner Boulevard in Raleigh, North Carolina. Colliers International assisted in the real estate transaction.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 19 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com